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Community Health Systems, Inc.
155 Franklin Road, Suite 400
Brentwood, Tennessee 37027

March 8, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn.: Division of Corporation Finance

Ladies and Gentlemen:

        Reference is made to the registration statement of Community Health Systems, Inc., a Delaware corporation (the "Company") on Form S-4 filed on February 24, 2005 (the "Registration Statement"), relating to the proposed exchange of up to $300,000,000 aggregate principal amount of newly issued 6 1/2% Senior Subordinated Notes due 2012, registered under the Securities Act of 1933, as amended (the "Exchange Notes") of the Company for a like principal amount of the Company's issued and outstanding unregistered 6 1/2% Senior Subordinated Notes due 2012 (the "Outstanding Notes"), pursuant to the terms of a Registration Rights Agreement, dated December 16, 2004, which the Company entered into with the initial purchasers of the Outstanding Notes in connection with the Company's offering of the Outstanding Notes.

        Please be advised that the Company is registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the "Staff") enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Company hereby represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Company's information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer, by means of the exchange offer prospectus and the related letter of transmittal, aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

        The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

    if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer. By so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended.

        If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact the undersigned at (615) 377-4491 or Jeffrey Bagner (212-859-8136) or Joshua Wechsler (212-859-8689) of Fried, Frank, Harris, Shriver & Jacobson LLP, our legal counsel.

Very truly yours,
/s/ RACHEL A. SEIFERT Rachel A. Seifert, Esq. Senior Vice President, Secretary and General Counsel
cc:	Jeffrey Bagner, Esq. Joshua Wechsler, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP

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Community Health Systems, Inc. 155 Franklin Road, Suite 400 Brentwood, Tennessee 37027